November 20, 2008
Ms. Angela Crane
Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549
Response via: EDGAR correspondence and Facsimile (202-772-9218)
Re:	Graham Corporation Form 10-K for the Fiscal-Year March 31, 2008 Filed June 3, 2008 Form 10-Q for the Quarterly Period ended June 30, 2008 File No. 001-08462
Dear Ms. Crane:
Below please find the Graham Corporation’s (the Company’s) response to the Staff’s comment received on November 12, 2008, relating to the above-captioned Quarterly Report on Form 10-Q. The caption and numbered paragraph set forth below corresponds to the caption and numbered paragraph contained in the Staff’s November 12, 2008 letter. For your convenience, we have also included in this response letter, in italicized text, the full text of the comments contained in the Staff’s November 12, 2008 letter.
Staff Comment and Response of the Company
Consolidated Statements of Cash Flows, page 6
1.	The subtotal “total adjustments” does not appear to be contemplated under SFAS 95. Please revise future filings to remove or tell us why such subtotal is appropriate.

We will revise future filings to remove the “Total adjustments” subtotal.
Graham Corporation, 20 Florence Avenue, Batavia, NY 14020 USA
Phone: 585-343-2216 · Fax: 585-343-1097 · email: equipment@graham-mfg.com · Web site: www.graham-mfg.com

U.S. Securities and Exchange Commission
November 20, 2008

Note 3 — Investments, page 8
2.	We note your disclosure that the impact of adopting all provisions of SFAS No. 157 had no effect on our financial position, results of operations and cash flows when adopted. Please revise future filings to provide the disclosures required by paragraphs 32 — 35 and 39 or tell us why such disclosure is not required.

The disclosures required by paragraphs 32-35 and 39 of SFAS No. 157, Fair Value Measurements, are not applicable to the investments held by the Company because they are classified as held to maturity and measured at amortized cost. We believe the current disclosure is appropriate and no revisions to future filings are required.
Paragraph 7 of SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, requires investments in debt securities that are classified as held-to-maturity to be measured at amortized cost in the statement of financial position when the reporting enterprise has the positive intent and ability to hold those securities to maturity. In Note 3, Investments, of the Notes to Condensed Consolidated Financial Statements, the Company disclosed the following:
•	All investments are classified as held-to maturity;

•	The Company has the intent and ability to hold the securities to maturity; and

•	The investments are stated at amortized cost.
Paragraphs 32-35 and 39 of SFAS No. 157 are applicable to assets and liabilities that are measured at fair value, either on a recurring or nonrecurring basis. Since the Company’s investments are stated at amortized cost and are not measured at fair value, paragraphs 32-35 and 39 of SFAS No. 157 are not applicable and no additional disclosure surrounding the Company’s investments is required in accordance with the provisions of SFAS No. 157.
As requested, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission
November 20, 2008

Please contact the undersigned should you have any questions regarding this letter or its contents.
Respectively submitted,
Graham Corporation

Jennifer R. Condame
Controller & Chief Accounting Officer
cc	Martin James, Senior Assistant Chief Accountant Julie Sherman, Staff Accountant James R. Lines Gerard T. Mazurkiewicz Paul O’Leary Bonnie Jarecke Daniel R. Kinel